Exhibit 20.1

NEWS RELEASE

CONSUMER PORTFOLIO SERVICES, INC. RECEIVES
DEFICIENCY NOTICE FROM NASDAQ

IRVINE, California, September 19, 2009 -- Consumer Portfolio Services, Inc. ("CPS" or the "Company") today announced that it received a Nasdaq staff deficiency letter on September 15, 2009 indicating that the Company has failed to comply with the minimum bid price of $1.00 as required by Rule 5450(a)(1).

CPS has until March 15, 2010 to regain compliance; otherwise its common stock would be subject to delisting. The Company is considering several alternatives that could be taken to maintain a listing of its common stock.

About Consumer Portfolio Services, Inc.

Consumer Portfolio Services, Inc. is a specialty finance company engaged in purchasing and servicing new and used retail automobile contracts originated primarily by franchised automobile dealerships and to a lesser extent by select independent delaers of used automobiles in the United States. We serve an alternative source of financing for dealers, facilitating sales to sub-prime customers, who have limited credit history, low income or past credit problems and who otherwise might not be able to obtain financing from traditional sources.

Investor Relations Contact:

Robert E. Riedl
949-753-6800